Ballard Power Systems Inc.

News Release

Ballard Reports Third Quarter 2013 Results
Top line growth of 65% and bottom line improvements of 16-points in gross margin and 86% in Adjusted EBITDA

For Immediate Release – October 29, 2013

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced consolidated financial results for the third quarter ended September 30, 2013. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS). In accordance with IFRS all numbers, including Ballard’s 2012 audited financial statements, reflect “continuing operations”, excluding Material Products.

Summary of Third Quarter 2013 Results

In Q3 revenue was up 65% compared to the same quarter last year, to $17.0 million, gross margin was up 16-points, to 28% and Adjusted EBITDA improved 86%, to ($0.9) million.

These results continue the strong positive trend in Ballard’s financial metrics. On a year to date basis through Q3, revenue improved 61% compared to the same period last year, to $43.9 million, gross margin was up 11-points, to 25% and Adjusted EBITDA improved 55%, to ($8.5) million. These third quarter results were driven by the three core elements of the Company’s business model: product sales; engineering services; and licensing.

Ballard also made the decision in the quarter to strengthen the Company’s balance sheet and on October 9 announced the closing of an underwritten equity offering with gross proceeds of approximately $14.5 million. This has augmented Ballard’s cash buffer in its growth plan to achieve positive cash flow.

John Sheridan, President and CEO said, “The continuing strength in Ballard’s operating results is evidence of the positive impacts of our strategy, in tandem with strong execution performance and progress in market development for clean energy fuel cell products and services. With the positive trend in fuel cell products and services over the past two years, revenue and gross margin have each more than doubled and Adjusted EBITDA has improved by more than fifty percent.”

Third Quarter 2013 Highlights2

Growth (all comparisons to Q3 2012 unless otherwise noted)
Revenue of $17.0 million, an increase of 65%.
Gross margin of 28%, an improvement of 16-points, due to the revenue growth and shift in product mix toward engineering services and licensing.

Commercial Stage Markets:
Telecom Backup Power
Revenue of $3.9 million, an increase of 6%.
ElectraGenTM system shipments were 155 in the quarter, primarily for deployment in telecom networks in China, Philippines and Jamaica; the shipments to Jamaica were 12 ElectraGenTM-ME methanol systems for Digicel, ordered during Q3 following a successful trial in Digicel’s Jamaica telecom network.
While shipment volumes in the quarter were down marginally by 4%, on a year to date basis shipments have increased 217%.
Signed an ESA with Azure Hydrogen for 220 ElectraGenTM systems, comprised of 120 direct hydrogen and 100 methanol-fuelled systems, for deployment in Chinese telecom networks; of these systems, 110 were delivered in Q3 with the remainder to be delivered in Q4.
Signed a distribution agreement with AECi in Southeast Asia and received an order from that distributor for 20 ElectraGenTM-ME methanol systems to be shipped in Q4 for Globe Telecom, a major Philippines network provider.

Material Handling
Revenue of $2.1 million, an increase of 51%; driven by an increase of 47% in shipments of fuel stacks to Plug Power for use in this market.

Engineering Services
Revenue of $6.5 million, an increase of 77%.
Continued contract work with AFCC and Mercedes-Benz Fuel Cells.
Work on the 4-year Volkswagen contract ramped up to the full quarterly run-rate expected through the remainder of the contract term.

Development Stage Markets:
Revenue of $4.5 million, an increase of 188%.
Shipped 4 fuel cell bus modules in the quarter: 2 to Van Hool in Europe; and 2 to Azure Hydrogen in China.
Signed a multi-year bus module assembly license agreement to support Azure Hydrogen’s China fuel cell bus program. The agreement has an expected value of approximately $11 million over the first 12-months, of which $2 million of license revenue was booked in Q3.
Ballard and consortium partners BAE Systems and ElDorado National were awarded $6.7 million in funding by the U.S. Federal Transit Administration (FTA) for deployment of buses in two U.S. cities, with delivery planned in 2014.

Path to Profitability (all comparisons to Q3 2012 unless otherwise noted)
Cash operating costs3 of $6.6 million, an improvement of 1%.
Adjusted EBITDA3 of ($0.9) million, an improvement of 86%.
Net income of ($4.6) million or ($0.05) per share, improvements of 50% and 55%, respectively.
Cash used by operating activities of ($4.8) million. Cash operating loss of ($2.3) million, an improvement of 68%, was offset by an increase in working capital of ($2.5) million.
Cash reserves of $20.4 million, or $17.7 million net of $2.7 million outstanding on the Company’s bank operating line.
Following the quarter an underwritten offering was completed with gross proceeds of approximately $14.5 million.

2013 Business Outlook

The Company has confirmed its full year guidance for:
Revenue growth in excess of 30%; and
Adjusted EBITDA improvement in excess of 50%.

Third Quarter 2013 Financial Highlights

(Millions of U.S. dollars)	Three months ended September 30,			Nine months ended September 30,
	2013	2012	% Improvement	2013	2012	% Improvement
-
GROWTH
Fuel Cell Product & Service Revenue:
Telecom Backup Power	$3.9	$3.7	6%	$14.6	$6.0	144%
Material Handling	$2.1	$1.4	51%	$4.5	$4.7	-4%
Engineering Services	$6.5	$3.7	77%	$14.9	$9.9	50%
Development Stage Markets	$4.5	$1.6	188%	$10.0	$6.6	51%

Total Fuel Cell Product & Service Revenue	$17.0	$10.3	65%	$43.9	$27.2	61%

12 Month Rolling Order Book	$43.3	$39.2

PROFITABILITY

Gross Margin	28%	12%	16-points	25%	14%	11-points

Cash Operating Costs3	$6.6	$6.6	1%	$21.8	$23.0	5%

Adjusted EBITDA3	($0.9)	($6.0)	86%	($8.5)	($18.9)	55%

Net Income (Loss)	($4.6)	($9.2)	50%	($17.7)	($25.3)	30%

Earnings Per Share	($0.05)	($0.10)	55%	($0.18)	($0.29)	38%

Normalized Net Loss3	($4.6)	($9.2)	50%	($16.2)	($25.3)	36%

Normalized Net Loss Per Share3	($0.05)	($0.10)	55%	($0.17)	($0.29)	43%

CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($2.3)	($7.3)	68%	($11.8)	($19.8)	40%
Working Capital Changes	($2.5)	$6.0	-141%	($4.8)	($7.8)	39%

Cash Used By Operating Activities	($4.8)	($1.3)	-277%	($16.5)	($27.6)	40%

Cash Reserves	$20.4	$23.1	-11%

Cash Reserves, Net of Operating Line	$17.7	$13.7	29%

For a more detailed discussion of Ballard Power Systems’ third quarter 2013 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Wednesday, October 30, 2013 at 8:00 a.m. PDT (11:00 a.m. EDT) to review its second quarter 2013 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and PowerPoint slide webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Quarterly Results area of the Investor section of Ballard’s website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

Endnotes:
1 2011 revenue adjusted for Contract Manufacturing due to the completion of automotive manufacturing supply agreements with Daimler AG and a Daimler AG subsidiary in October 2011. Historical amounts to Daimler AG were reported in our former Contract Automotive segment and in our existing Fuel Cell Products and Services segment.
2 With the January 31, 2013 sale of the Company’s non-core Material Products division, comparisons made to 2012 are on a continuing operations basis, excluding the Material Products division, consistent with IFRS accounting principles.
3 Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard from continuing operations, excluding finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. Normalized Net Loss measures net loss attributable to Ballard from continuing operations, excluding transactional gains and losses and asset impairment charges.

Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss, are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss assist investors in assessing Ballard’s operating performance and liquidity. These measures should be used in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss to the Consolidated Financial Statements, please refer to Ballard’s Management’s Discussion & Analysis.